HellerEhrman

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所



03022376

May 16, 2003

SEC FILE NO. 82-3700

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding Notice of Annual General Meeting, dated April 23, 2003, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 24, 2003;

2. The Company's Annual Report 2002, dated April 11, 2003;

3. The Company's form of proxy for annual general meeting or any adjournment thereof;

dlw 6/6

H:\dlai\adr\19064\0001\14sec.doc

Sole Practitioner: Simon Luk

Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com Tel: (852) 2526 6381 Fax: (852) 2810 6242

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

4. A Circular regarding explanatory statement in relation to the general mandates to repurchase shares and issue shares, dated April 23, 2003;

5. The Company's 2002 Final Results Announcement, dated April 11, 2003, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 14, 2003;

6. The Company's 2002 Interim Report, dated August 23, 2002; and

7. A Company's announcement of Interim Results 2002; dated August 23, 2002, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on August 26, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Truly International Holdings Limited

H:\dlai\adr\19064\0001\14sec.doc

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Chater Room I, Function Room Level (B1), The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Wednesday, 21 May 2003 at 3:00 p.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2002.
2. To declare a final dividend for the year ended 31 December 2002.
3. To elect Directors and to authorise the Board of Directors to fix their remuneration.
4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

A. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

C. "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board

Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 23 April 2003

Notes:

(1) The Register of Members of the Company will be closed from 14 May 2003 to 20 May 2003, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, an explanatory statement containing information regarding such resolutions will be sent to shareholders with the Company's 2002 Annual Report.

省港經濟日報 24 Apr 2003

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED
信利國際有限公司

(於開曼群島註冊成立之有限公司)

股東週年大會通告

茲通告本公司謹定於二零零三年五月二十一日星期三下午三時正假座香港中環干諾道中3號麗嘉酒店地下低層1樓宴會廳 Chater I 舉行股東週年大會，以討論下列事項：

1. 省覽本公司截至二零零二年十二月三十一日止年度之財務報表及董事會與核數師之報告書。
2. 宣派截至二零零二年十二月三十一日止年度之末期股息。
3. 選舉董事並授權董事會釐定董事酬金。
4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

5. 考慮並酌情通過下列普通決議案：

A. 「動議：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案之日至下列日期止之期間(以較早者為準)；

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

B. 「動議：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述之批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發(不論是否根據購股權而配發)之股份總面值(並非根據(i)配售新股(定義見下文)、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之購股權計劃或類似安排所授購股權或(iii)根據本公司發行之認股權證或可兌換本公司股份之任何其他證券之條款行使當時尚未行使之認購權或換股權而配發者)不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議之日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 股東於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份或其他證券之建議(惟本公司董事會有權就零碎權益或就顧及香港以外地區之法例或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排)。」

C. 「動議擴大本公司董事會獲給予行使本公司權力配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
吳瑞華

香港，二零零三年四月二十三日

附註：

(1) 本公司將由二零零三年五月十四日至二零零三年五月二十日(首尾兩日包括在內)暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並於進行表決時代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權簽署該表格之授權書或其他授權文件(指如有而言)或經公證人證明之授權文件副本最遲須於會議(或其任何續會)指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1－3號忠信針織中心2樓)，方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予全面授權。本公司之董事會暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A段、5B段及5C段所載決議方面，載有關於該等決議案之資料之說明函件將連同本公司之二零零二年年報一併寄予股東。

IMPORTANT

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong#

(independent non-executive)*
(# non-executive)

Registered Office:
P.O. Box 309,
Grand Cayman,
Cayman Islands,
British West Indies

23rd April, 2003

To the shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT IN RELATION TO THE GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES

1. INTRODUCTION

The following is the Explanatory Statement required to be sent to shareholders by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in relation to the proposed granting to the Directors of Truly International Holdings Limited (the "Company") of general mandates to purchase shares of nominal value of HK$0.10 each of the Company ("Shares") (the "Repurchase Mandate") and issue shares (the "General Mandate").

2. EXERCISE OF THE REPURCHASE MANDATE

It is proposed that up to 10 per cent. of the fully-paid Shares in issue as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased if such resolution is passed.

As at 22nd April, 2003, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 444,259,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 44,425,952 fully-paid Shares.

Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders to repurchase Shares in the market. Repurchases of Shares will only be made when and to the extent that the Directors believe that such repurchases will benefit the Company and its shareholders. Repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or the earnings per Share.

Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of the Cayman Islands. It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares to be repurchased and/or from the distributable profits of the Company.

Market prices

The highest and lowest market prices at which the Shares have been traded on the Stock Exchange in the previous twelve months before 22nd April, 2003 (being the latest practicable date prior to the printing of this document) are as follows:

		Per Share	
		Highest	**Lowest**
		HK$	*HK$*
2002	April	3.100	2.400
	May	2.950	2.500
	June	2.675	2.275
	July	2.675	2.250
	August	2.675	2.150
	September	2.525	2.000
	October	2.800	2.250
	November	2.925	2.350
	December	2.525	2.300
2003	January	2.800	2.350
	February	2.850	2.575
	March	3.275	2.600
	April (up to the latest practicable date)	3.150	2.800

No repurchases of Shares have been made by the Company whether on the Stock Exchange or otherwise during the six months prior to 22nd April, 2003.

General

The Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2002. The Directors, however, do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirements or the gearing levels of the Company at the time of the relevant purchases.

None of the Directors nor, to the best of the knowledge and belief of the Directors (having made all reasonable enquiries), any of their associates, has any present intention to sell any Shares to the Company in the event that the Repurchase Mandate is granted by shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase, a Shareholder's proportionate interest in the voting rights of the Company will increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Mr. Lam Wai Wah, Steven ("Mr. Lam") and his family are beneficially interested in approximately 47.56 per cent. of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the repurchase mandate, the percentage of the issued share capital of the Company beneficially interested by Mr. Lam and his family would increase to 52.84 per cent.. Such an increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In the event that any exercise of the repurchase mandate would, to the knowledge of the Directors, have such a consequence under Rule 26 of the Takeovers Code, the Directors would not exercise the mandate to such an extent.

3. GENERAL MANDATE TO ISSUE SHARES

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant a general mandate to the Directors to issue and otherwise deal with Shares of the Company up to a maximum of 20 per cent. (i.e. 88,851,905 Shares) of the issued and fully-paid share capital of the Company of 444,259,527 Shares at the date of the resolution and (ii) to approve the addition to the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate. The Directors have no present intention to issue any new Shares.

4. RECOMMENDATION

The Directors believe that it is in the best interests of the Company and its shareholders that the Directors be granted the Repurchase Mandate and the General Mandate. Accordingly, the Directors recommend the shareholders of the Company to vote in favour of the resolution to be proposed at the Annual General Meeting.

Yours faithfully,
LAM WAI WAH, STEVEN
Chairman



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We[I], ______________________________

of ______________________________

being the registered holder(s) of[II] ______________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT[III] the Chairman of the Meeting

or ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at Chater Room I, Function Room Level (B1), The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Wednesday, 21 May 2003 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[IV]	AGAINST[IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2002.		
2.	To declare a final dividend for the year ended 31 December 2002.		
3.	To elect Directors and to authorise the Board of Directors to fix their remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolution A to C as set out in the Notice of Annual General Meeting:—		
	Ordinary Resolution A	A	A
	Ordinary Resolution B	B	B
	Ordinary Resolution C	C	C

Dated this __________ day of ____________________ 2003 Signature[V] ____________________

Notes:

I. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

IV. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holding of Meeting,

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

董事：
林偉華
黃邦俊
張達生
葉祖亭*
香啓誠*
鍾錦光#

（* 獨立非執行）
（# 非執行）

註冊辦事處：
P.O. Box 309,
Grand Cayman,
Cayman Islands,
British West Indies

敬啟者：

有關全面
授權購回股份及發行股份
之說明函件

1. 緒言

以下乃按香港聯合交易所有限公司證券上市規則（「上市規則」）規定，須就建議全面授權信利國際有限公司（「本公司」）董事購回本公司每股面值0.10港元股份（「股份」）（「購回授權」）及發行股份（「全面授權」）而寄予股東之說明函件。

2. 行使購回授權

現建議倘購回授權之決議案獲通過，則最多可購回本公司於通過批准授出購回授權之決議案當日已發行之已繳足股份之10%。

於二零零三年四月二十二日(即本文件付印前之最後實際可行日期),已發行之股份數目為444,259,527股。因此,全面行使購回授權將使本公司得以購回最多達44,425,952股已繳足股份。

回購之理由

董事認為股東全面授權董事在市場上購回股份符合本公司及其股東之最佳利益。購回股份只在董事認為此舉將對本公司及其股東有利之情況下及某程度上方會進行。回購行動(視乎當時市況及資金安排而定)或能提高股價及/或每股盈利。

回購所需資金

購回股份時,本公司僅能根據其公司組織章程大綱與細則及開曼群島法例,動用可合法作回購用途之資金。預期回購所需資金會來自將被購回股份之已繳足股本及/或本公司可供分派之溢利。

市價

於二零零三年四月二十二日(即本文件付印前之最後實際可行日期)之前十二個月內,股份在聯交所買賣之最高及最低市價分別如下:

		每股股份	
		最高	最低
		港元	港元
二零零二年	四月	3.100	2.400
	五月	2.950	2.500
	六月	2.675	2.275
	七月	2.675	2.250
	八月	2.675	2.150
	九月	2.525	2.000
	十月	2.800	2.250
	十一月	2.925	2.350
	十二月	2.525	2.300
二零零三年	一月	2.800	2.350
	二月	2.850	2.575
	三月	3.275	2.600
	四月(直至最後實際可行日期)	3.150	2.800

本公司於二零零三年四月二十二日之前六個月內,概無於聯交所或其他證券交易所購回股份。

一般事項

倘全面行使購回授權可能會對本公司之營運資金或負債狀況構成重大不利影響(比對本公司截至二零零二年十二月三十一日止年度之經審核賬目所披露之狀況而言)。然而，董事並不建議在足以對本公司於進行有關購回時之營運資金需求或負債水平構成重大不利影響之情況下行使購回授權。

各董事或(在作出一切合理查詢後所知及所信)彼等任何聯繫人士目前無意在股東授予購回授權之情況下將任何股份售予本公司。

目前並無任何關連人士(定義見上市規則)通知本公司，表示倘股東授予購回授權時，彼等現擬將股份售予本公司，惟亦無承諾不會將股份售予本公司。

董事已向聯交所承諾，在購回授權適用情況下，彼等將根據上市規則及開曼群島之適用法例行使購回授權。

倘因購回股份而導致本公司之股東所佔之投票權益比例增加，該項增加將被當作根據香港公司收購及合併守則(「收購守則」)之收購。因此，一名股東或一夥行動一致的股東可取得或鞏固本公司的控制權，並有責任按收購守則第二十六條提出強制性收購建議。於最後實際可行日期，林偉華先生(「林先生」)及其家族實益擁有本公司已發行股本約47.56%。倘董事根據購回授權行使全部權力購回股份，林先生及其家族佔本公司已發行股本之實際權益比率將會增至52.84%。該項增加將導致按收購守則第二十六條之強制性收購責任。倘董事知悉任何購回授權之行使將引致收購守則第二十六條之後果，董事將不會行使授權至該限額。

3. 發行股份之全面授權

於股東週年大會上同時將提呈普通決議案以(i)授予董事全面授權以發行及以其他方式處理本公司股份(以不超過決議案當日本公司之已發行已繳足股本(444,259,527股股份)之20%為限，即88,851,905股股份)；及(ii)批准本公司根據購回授權購回之股份加上全面授權之限額內。董事現時無意發行任何新股份。

4. 推薦意見

董事認為，董事獲授購回授權及全面授權乃符合本公司及其股東之最佳利益，故董事建議本公司股東投票贊成擬於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
林偉華
謹啟

二零零三年四月二十三日



信利國際有限公司

(於開曼群島註冊成立之有限公司)

股東週年大會(或其任何續會)
適用之代表委任表格

本人/吾等[附註一] ____________________

地址為 ____________________

為信利國際有限公司(「貴公司」)股本中每股面值0.10港元股份 ____________ 股[附註二]之登記持有人,**茲委任**[附註三]大會主席或 ____________________

地址為 ____________________

代表本人/吾等出席 貴公司定於二零零三年五月二十一日(星期三)下午三時正假座香港中環干諾道中三號麗嘉酒店地下低層一樓宴會廳 Chater I 舉行之股東週年大會或其任何續會,考慮並酌情通過股東週年大會通告所載之決議案,並按如下指示於大會(或其任何續會)上代表本人/吾等以本人/吾等名義就有關決議案投票;如無任何指示,則由本人/吾等之代表酌情投票。

	決議案	贊成[附註四]	反對[附註四]
1.	省覽截至二零零二年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零二年十二月三十一日止年度之末期股息。		
3.	選舉董事並授權董事會釐定董事酬金。		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	通過股東週年大會通告所載之第A至C項普通決議案:		
	第A項普通決議案	A	A
	第B項普通決議案	B	B
	第C項普通決議案	C	C

日期:二零零三年 ________ 月 ________ 日　　　簽署[附註五]: ____________________

附註:

一、 請以**正楷**填上全名及地址。所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以 閣下名義登記之股份數目。如無填報股份數目,本代表委任表格將被視為與所有以 閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為代表,請將「大會主席或」等字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。 閣下之代表毋須為本公司股東,惟必須親自代表 閣下出席股東週年大會。**本代表委任表格內之各項修改均須由簽署人簡簽示可。**

四、 **重要提示: 閣下如欲投票贊成某項決議案,請在「贊成」欄內加上「√」號; 閣下如欲反對某項決議案,則請在「反對」欄內加上「√」號。**倘 閣下並無給予代表任何投票指示,則 閣下之代表可自行酌情投票。 閣下之代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署。如屬法人團體,則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本,必須於大會之指定舉行時間四十八小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓),方為有效。

七、 倘屬股份之聯名持有人,惟名列首位之聯名持有人方可優先投票(不論親自或委派代表),其他聯名持有人概無投票權;就此而言,排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及遞交本代表委任表格後仍可出席大會。倘 閣下在遞交本代表委任表格後出席大會,則本代表委任表格將被視為已遭撤回。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2002 Final Results Announcement

CHAIRMAN'S STATEMENT

I am pleased to report to our shareholders that the Group has successfully achieved its earlier commitments on both turnover and profitability in the record year of 2002. Turnover for the year ended 31 December 2002 was HK$857 million (2001: HK$682 million), up by 26%. Profit for the year was increased by 63% to HK$98 million (2001: HK$60 million). The further diversification of the Group's liquid crystal display ("LCD") business in the 3-dimensional basis has contributed to the above-target achievement of the overall performance of the Group.

LCD operation alone recorded a turnover growth of more than 35% to HK$737 million (2001: HK$544 million). Apart from making every effort in increasing our products' market share by the sales personnel and enhancing the productivity via the factory workforce, our veteran and energetic engineering team has proven themselves to be a good working partner with clients' support staff to tackle all sorts of technicality and designing new display solutions. Typical examples include the recently developed organic light emitting displays ("OLED") and other similar interactive multimedia displays such as colour supertwisted nematic ("STN") LCD, thin-film transistor ("TFT") display modules, etc.

The streamlining of the Group's electronic consumer product business was finally completed as at the year end date. There will be no more material write-offs on both product development cost and obsolete inventory. I am confident that with more prudence in product development strategy, this division will have added value to the Group's core LCD operation.

AUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2002 HK$'000	2001 HK$'000
TURNOVER		857,086	682,086
Cost of sales		(613,421)	(494,606)
Gross profit		243,665	187,480
Other operating income		10,721	13,925
Distribution costs		(31,171)	(27,694)
Administrative expenses		(101,918)	(92,815)
PROFIT FROM OPERATIONS	2	121,297	80,896
Finance costs	3	(10,299)	(16,305)
Share of results of an associate		156	—
PROFIT BEFORE TAXATION		111,154	64,591
TAXATION	4		
— Hong Kong		(11,331)	(2,478)
— Overseas		(1,574)	(2,363)
— Share of tax on results of an associate		(36)	—
		(12,941)	(4,841)
PROFIT BEFORE MINORITY INTERESTS		98,213	59,750
Minority interests		—	326
PROFIT FOR THE YEAR		98,213	60,076
Dividends	5	39,983	43,401
EARNINGS PER SHARE	6		
Basic		22.1 HK cents	13.8 HK cents
Diluted		21.9 HK cents	13.6 HK cents

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Adoption of statements of standard accounting practice

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

2. Profit from operations

Profit from operations has been arrived at after charging:

	Year ended 31 December 2002 HK$'000	2001 HK$'000
Depreciation on fixed assets	78,723	79,178
Staff costs, net of amount capitalised as deferred development expenditure	97,058	81,950
Amortisation of deferred development expenditure	897	7,218
Write off of deferred development expenditure	7,708	4,800

3. Finance costs

	Year ended 31 December 2002 HK$'000	2001 HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	7,844	7,552
Finance leases	2,455	8,753
	10,299	16,305

4. Taxation

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year. Overseas taxation is calculated at the rates *prevailing in the respective jurisdiction.*

5. Dividends

	Year ended 31 December 2002 HK$'000	2001 HK$'000
Final dividend proposed in respect of 2001 of 4 HK cents (2000: 6 HK cents) per share	17,770	26,009
Interim dividend paid in respect of 2002 of 5 HK cents (2001: 4 HK cents) per share	22,213	17,392
	39,983	43,401

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per share	98,213	60,076
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	444,259,527	435,960,078
Effect of dilutive share options	3,756,804	5,817,800
Weighted average number of ordinary shares for the purposes of diluted earnings per share	448,016,331	441,777,878

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Liquid Crystal Display

Sales for the year were HK$737 million, which comprised 86% of the Group's turnover. The LCD sales were again a record and the increasing trend has been sustained for seven consecutive years.

The exceptionally brilliant performance of the Group's LCD business in 2002 was a result of our dedicated efforts put in developing new customers and more projects in the past couple of years especially in 2000 and 2001. With the full commercial production of the third LCD production line, the factory-in-charge is free to allocate the production orders from customers of varying requirements to the three production facilities to achieve the optimal production efficiency, manufacturing cost cut down and thus maximal gross profit margin. It is TRULY's philosophy to look for different ways to enhance the productivity and that is the reason why we have this record year results for both turnover and profit as well as for coming year's projected double digit growth.

Electronic Consumer Products

Sales were slightly decreased by around 13% to HK$120 million, which comprised 14% of the Group's turnover.

The operations of this division have been bottom up through years of business consolidation and are expected to grow on this solid ground.

Segmental Information

By geographical segments:

	2002 Turnover HK$'000	2001 Turnover HK$'000
The People's Republic of China	213,817	170,172
Hong Kong	115,948	120,750
South Korea	206,426	84,349
Japan	143,657	96,349
Europe	72,370	125,376
Others *(Note 1)*	104,868	85,090
	857,086	682,086

By business segments:

	2002 Turnover HK$'000	2002 Segment result HK$'000	2001 Turnover HK$'000	2001 Segment result HK$'000
Liquid crystal display products	737,257	133,694	544,526	75,710
Electronic consumer products	119,829	(13,011)	137,560	4,193
	857,086	120,683	682,086	79,903
Interest income from bank deposits		1,289		2,085
Unallocated other revenue		14		13
Unallocated corporate expenses		(689)		(1,105)
Profit from operations		121,297		80,896

Note:

1. This category includes sales to countries in North and South America, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

Liquidity and Financial Resources

Turnover and profit for the year were increased by 26% and 63% respectively. Earnings per share were accordingly enhanced by approximately 60%.

Total assets were slightly increased by approximately 9% to HK$1,253 million which comprised HK$544 million of current assets, HK$701 million of fixed assets and HK$8 million of deferred expenditure and other long-term assets. Total liabilities were about HK$371 million, of which HK$307 million were current liabilities and HK$64 million were long term liabilities. The current ratio was maintained at a level of 1.77.

As at 31 December 2002, the total outstanding bank and other borrowings, net of cash and bank balances were about HK$47 million (2001: HK$147 million) and they bear interest at prevailing market rate. The maturity profiles of these borrowings are shown in notes 22 and 23 to the financial statements.

The financial position of the Group was healthy and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$197 million) together with adequate unutilized banking facilities. The gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 5%.

Capital expenditure of approximately HK$450 million for the next three years in respect of acquisitions of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

There was no change to the capital structure of the Group during the year ended 31 December 2002.

The state of the Group's current order books is very encouraging.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

Additions to fixed assets mainly in plant and machinery were approximately HK$65 million and there were HK$2 million (at net book values) in disposals of fixed assets during the year. As at 31 December 2002, the Group had pledged certain of its leasehold properties and other assets with an aggregate carrying value of around HK$8 million to secure banking facilities.

Around 3,000 workers and staff are currently employed in our Shan Wei factory and approximately 60 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$97 million.

Other than trade bills of around HK$1 million discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged, if any.

OUTLOOK

There is still room for expansion for the Group's LCD business in 2003. The first quarter sales for the Group were around 60% more than the last corresponding period in 2002. Continuously strong business growth was a result of our on-going upgrade in production technique and quality control system, including both Six Sigma and TS16949 (accredited in February 2003 by the authoritative body, Lloyd's Register Quality Assurance) so that our products can penetrate into new and high growth markets such as the automobile display industry.

Full colour and multimedia displays are seen to be the movie star of this decade in display segment. Our next goal is to become one of the region's major players capable of supplying to demands of different classes of customers to satisfy requirements for all walks of life. Our long developed colour STN LCD products have been fully tested by the ultimate consumers to their great satisfaction and bulk orders have been received from our existing buyers for applications in particular of trendy colour display mobile phones, digital cameras, etc.

By the end of the first half year of 2003, the Group will see the birth of a new born baby in its large and well equipped industrial complex. It is known to be the first OLED production facility in China, on which TRULY will continue to establish a concrete base to explore new markets. With comparatively lower cost of capital investment and tested higher performance over display media of similar applications, OLED is believed to repeat the same legends of its family member, namely TFT Displays (widely used in Computer Monitor and Television Set). By entering into an OLED licensee agreement with the licence holder in the coming months, we expect this operation will benefit the Group's LCD business in 2004 and thereafter.

With the breakthroughs in power consumption technology in TFT applications and the on-going development of the third generation ("3G") telecommunication system, TFT displays will remain a commercially viable and profitable business in the foreseeable future. The Group is in final talk with some multinational TFT panel manufacturers to supply primary finished components. Together with TRULY's outperformed *production facilities, we are in a good position to provide total display solutions to these customers.*

OTHER INFORMATION

Dividends

The directors recommend the payment of a final dividend for the year ended 31 December 2002 of 7 HK cents per share (2001: 4 HK cents) which, together with the interim dividend of 5 HK cents per share (2001: 4 HK cents) paid in October, 2002, makes a total dividend for the year of *12 HK* cents per share (*2001: 8 HK cents*).

Closure of Register of Members

The Register of Members will be closed from *14 May 2003* to *20 May 2003*, both dates inclusive, during which period *no transfer of shares can* be registered. In order to qualify for the final dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 13 May 2003.

Annual General Meeting

The 2003 Annual General Meeting of the Company will be held on 21 May 2003. A notice convening the meeting will be issued in due course.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the year.

Code of Best Practice

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the year under review in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Exchange").

Annual Report

The 2002 Annual Report containing all the information required by the Rules Governing the Listing of Securities on the Exchange will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 11 April 2003

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

信利國際有限公司

(於開曼群島註冊成立之有限公司)

二零零二年度業績公佈

主席報告書

本人欣然向各股東報告，本集團已於二零零二年回顧年度成功實現早前就營業額及溢利水平兩方面作出之承諾。截至二零零二年十二月三十一日止年度的營業額攀升26%，達857,000,000港元（二零零一年：682,000,000港元）。本年度純利上升63%，達98,000,000港元（二零零一年：60,000,000港元）。本集團從三方面進一步將液晶體顯示器（「液晶體顯示器」）業務作更多元化的發展，因而造就了集團較預算目標更為斐然的整體表現。

單以液晶體顯示器業務計，所錄得的營業額為737,000,000港元（二零零一年：544,000,000港元），增幅逾35%。集團除了傾力加強銷售隊伍，並增強廠房勞動力以提升生產力，從而擴大旗下產品的市場佔有率外，其能幹且幹勁十足的工程隊伍亦與客戶的支援人員締結良好的工作夥伴關係，攜手解決各類技術性問題並設計嶄新的顯示器方案。範例包括近期開發的有機發光顯示器（「OLED」）及同類型的其他互動多媒體顯示器，如超扭曲向列型（「STN」）液晶體顯示器、薄膜電晶體（「TFT」）顯示器模塊等。

本集團已於本年度年結日完成電子消費品業務的精簡工作。往後產品開發成本及陳舊存貨將無重大撇銷。本人深信，憑藉更審慎的產品發展策略，此項業務定可為本集團的核心液晶體顯示器業務締造增值效益。

經審核綜合收益表

	附註	截至十二月三十一日止年度 二零零二年 千港元	二零零一年 千港元
營業額		857,086	682,086
銷售成本		(613,421)	(494,606)
毛利		243,665	187,480
其他經營收入		10,721	13,925
分銷成本		(31,171)	(27,694)
行政費用		(101,918)	(92,815)
經營溢利	二	121,297	80,896
財務費用	三	(10,299)	(16,305)
應佔一家聯營公司業績		156	—
除税前溢利		111,154	64,591
税項	四		
一香港		(11,331)	(2,478)
一海外		(1,574)	(2,363)
一應佔一家聯營公司業績税項		(36)	—
		(12,941)	(4,841)
未計少數股東權益前溢利		98,213	59,750
少數股東權益		—	326
本年度溢利		98,213	60,076
股息	五	39,983	43,401
每股盈利	六		
基本		22.1港仙	13.8港仙
攤薄		21.9港仙	13.6港仙

分類資料

按地區分類：

	二零零二年 營業額 千港元	二零零一年 營業額 千港元
中華人民共和國	213,817	170,172
香港	115,948	120,750
南韓	206,426	84,349
日本	143,657	96,349
歐洲	72,370	125,376
其他（附註1）	104,868	85,090
	857,086	682,086

按業務分類：

	營業額 千港元	分類業績 千港元	營業額 千港元	分類業績 千港元
液晶體顯示器產品	737,257	133,694	544,526	75,710
電子消費產品	119,829	(13,011)	137,560	4,193
	857,086	120,683	682,086	79,903
銀行存款利息收入		1,289		2,085
未分配之其他收益		14		13
未分配之公司費用		(689)		(1,105)
經營溢利		121,297		80,896

附註：

1. 此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

流動資金及財政資源

年內，營業額及溢利分別上升26%及63%，因此每股盈利隨之增加約60%。

總資產輕微上升9%至1,253,000,000港元，當中計有544,000,000港元流動資產、701,000,000港元固定資產、8,000,000港元遞延支出及其他長期資產。總負債約為371,000,000港元，當中包括307,000,000港元流動負債及64,000,000港元長期負債。流動比率維持在1.77的水平。

於二零零二年十二月三十一日，未償還之銀行及其他借貸總額（扣除現金及銀行結餘）約為47,000,000港元（二零零一年：147,000,000港元），該等貸款之利率乃根據現行市場息率而釐定。該等貸款的還款期載於財務報表附註第22及23項。

本集團穩健的財政狀況足以應付未來的資本擴展需要，其持有高度充盈的現金及銀行結餘（197,000,000港元），以及足夠的尚未運用銀行備用額。資本負債比率按銀行及其他借貸（經扣除現金及銀行結餘）計算約為5%。

未來三年，將有約450,000,000港元的資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要為內部儲備。

一般事項

於截至二零零二年十二月三十一日止年度，本集團的資本結構並無變動。

經審核綜合財務報表附註

一、 採納會計實務準則

本集團於本年度首次採納多項由香港會計師公會頒布之全新及經修訂會計實務準則(「會計實務準則」)。採納此等會計實務準則令本集團之會計政策出現多項變動。此外，全新及經修訂會計實務準則引入新增及經修訂之披露規定，此等財務報表已經採納此等規定。上年度之比較數字已經重列，以便令呈報方式貫徹一致。

二、 經營溢利

經營溢利已扣除：

	截至十二月三十一日止年度	
	二零零二年	二零零一年
	千港元	千港元
固定資產折舊	78,722	79,178
僱員成本(經扣除資本化為遞延發展支出之款項)	97,050	81,950
遞延發展支出之攤銷	897	7,218
遞延發展支出之撇銷	7,708	4,800

三、 財務費用

	截至十二月三十一日止年度	
	二零零二年	二零零一年
	千港元	千港元
利息：		
須於五年內全部償還之銀行貸款	7,844	7,552
融資租約	2,455	8,753
	10,299	16,305

四、 稅項

香港利得稅乃根據年內之估計應課稅溢利按16%(二零零一年：16%)之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

五、 股息

	截至十二月三十一日止年度	
	二零零二年	二零零一年
	千港元	千港元
建議派發二零零一年度末期股息每股4港仙(二零零零年：6港仙)	17,770	26,009
已派發二零零二年度中期股息每股5港仙(二零零一年：4港仙)	22,213	17,392
	39,983	43,401

六、 每股盈利

每股基本盈利及每股攤薄盈利乃根據下列數據計算：

	截至十二月三十一日止年度	
	二零零二年	二零零一年
	千港元	千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	98,213	60,076
	股數	股數
用作計算每股基本盈利之加權平均普通股數目	444,259,527	435,960,078
受購股權攤薄之股份數目	3,756,804	5,817,800
用作計算每股攤薄盈利之加權平均普通股數目	448,016,331	441,777,878

管理層討論及分析

業務回顧

液晶體顯示器

年內，液晶體顯示器錄得銷售額737,000,000港元，佔本集團營業額86%。液晶體顯示器的銷售額再創新高，且連續七年以來一直保持升勢。

本集團液晶體顯示器業務於二零零二年之表現特別出色，這實歸因於集團於過往數年(尤以二零零零年及二零零一年為然)在發掘新客戶及拓展更多項目方面不遺餘力。隨著第三條液晶體顯示器生產線全面投產，廠房主管可自行將具不同要求的客戶的生產訂單分配到三家生產設施，以便達致最佳生產效益、降低製造成本並從而創造最高邊際毛利。信利的理念是透過不同方式提高生產力，此實為集團於本回顧年度在營業額及利潤方面均創下佳績，而且來年的預測增長達雙位數字的致勝之道。

電子消費產品

電子消費產品的銷售額略跌約13%至120,000,000港元，佔本集團營業額14%。

憑藉多年以來的業務鞏固，此項業務之營運表現已見起色，且可望憑藉此穩健基礎而創造增長。

本集團現時的訂單數量令人非常鼓舞。

除投資在附屬公司及一家聯營公司外，本集團或本公司於年內概無持有任何重大投資。

年內，固定資產添置(以廠房及機器為主)約為65,000,000港元，而出售重大的固定資產為2,000,000港元(按賬面淨值)。於二零零二年十二月三十一日，本集團已將其賬面總值約8,000,000港元的若干租賃物業及其他資產質押，以作為其銀行備用額的抵押品。

現時約有3,000名工人及僱員受聘於本集團的汕尾工廠，以及約有60名員工受聘於本集團香港辦事處。年內，員工總成本約為97,000,000港元。

除於一般業務過程中向銀行貼現約1,000,000港元的商業票據外，本集團概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖(如有)。

展望

於二零零三年，本集團的液晶體顯示器業務仍有拓展空間。本集團首季所錄得的銷售額約比二零零二年同期多60%。業務持續創下強勁增長，實有賴集團不斷提升本身生產技術及品質監控系統，包括 Six Sigma 及 TS16949(於二零零三年二月榮獲權威機構 Lloyd's Register Quality Assurance 頒授認證)，因而有助集團產品打入汽車業顯示器等新興且飛步發展的市場。

在顯示器產品系列中，全彩色和多媒體顯示器於十年內將脫穎而出。本集團的下一個目標是躍升成為區內的主要供應商，銳意提供切合不同客戶類別所需的產品，從而滿足各行各業的客戶要求。集團經長久時間開發的彩色 STN 液晶體顯示器產品已通過最終客戶的全面測試，並取得令人稱心滿意的效果，而集團已接獲現有買家之大批訂單，特別是為用於彩色顯示型流動電話及數碼相機等時尚產品的應用產品。

於二零零三年上半年完結前，一個全新的廠房設施即將誕生於本集團之具規模及完備之工業城 — 其為中國首個 OLED 生產設施，而此生產設施可讓信利繼續確立穩固基礎，以開拓新市場。鑑於 OLED 的資金投資成本相對較低，加上經測試後的功能表現優於同類應用的產品，故集團相信如同其同類產品系列 — TFT 顯示器(廣泛應用於電腦顯示屏及電視機)一樣，OLED 可望再創新猷。本集團將於未來數月與特許權持有人訂立一份 OLED 特許權獲授人協議，並冀望藉著此舉可於二零零四年及此後為本集團的液晶體顯示器業務帶來利好作用。

隨著 TFT 應用產品在電源耗用技術方面取得突破，再加上第三代(「3G」)通訊系統不斷發展，TFT 顯示器將於可見將來仍然為具有商業價值且有利可圖的業務。本集團現正與若干跨國 TFT 面板製造商進行最後磋商，望能就基本元件製成品取得供應。憑藉信利的完備生產設施，集團定可具備優勢，為其客戶提供全方位顯示器方案。

其他資料

股息

董事建議就截至二零零二年十二月三十一日止年度派付每股7港仙(二零零一年：4港仙)之末期股息，連同已於二零零二年十月派付的中期股息每股5港仙(二零零一年：4港仙)計算，本年度的股息總額為每股12港仙(二零零一年：8港仙)。

暫停股份過戶登記手續

本公司將於二零零三年五月十四日至二零零三年五月二十日(包括該兩日在內)暫停辦理股份過戶登記手續。為符合資格獲派發末期股息，所有過戶文件連同有關股票必須於二零零三年五月十三日下午四時正前，交往本公司之股份過戶登記處分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。

股東週年大會

本公司二零零三年股東週年大會將於二零零三年五月二十一日舉行。股東週年大會通告將於適當時候發出。

購回、出售或贖回證券

本年度內，本公司或其附屬公司概無購回、出售或贖回本公司之上市證券。

最佳應用守則

本公司董事並不知悉有任何資料足以合理地顯示本公司於回顧年度內曾違反香港聯合交易所有限公司(「聯交所」)《證券上市規則》附錄十四之最佳應用守則。

年報

一份載有聯交所《證券上市規則》規定的所有資料之二零零二年年報，將於適當時候刊載於聯交所及本公司之網站內。

承董事會命
主席
林偉華

香港，二零零三年四月十一日

P. 2

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Announcement of Interim Results 2002

CHAIRMAN'S STATEMENT

I report to our shareholders that the Group has maintained a steady growth in turnover for the six months ended 30 June 2002. Consolidated turnover for the period amounting to HK$356 million was up by 2% compared to the last corresponding period (HK$348 million). Profit before taxation was up by 1% to reach HK$52.5 million (2001: HK$51.9 million). Profit attributable to shareholders was however down 7% due to higher profits tax charge.

Liquid Crystal Display ("LCD") products comprised 86% of the Group's business. Consistent with the same period last year, the Group's LCD again reported a record high turnover of HK$307 million with a continuous growth of 18% for the first half year. LCD performance for the major Asian market such as South Korea and Japan was recovered during the period. Due to the relocations of a number of reputable European manufacturers' factories to the Mainland China, orders directly from Europe were reduced. Despite the deflationary pressure over the global economy, we are happy to increase our gross profit margin by effective control on factory overheads and enhanced production yield.

Based on the up-to-date information, I am confident that the results for this year would be a new record in Truly's history not only for the LCD business but as a whole. In the foreseeable future, LCD will again be the group's core business and development arm. We are about to contract a new colour display pilot run production line on an R&D basis in the coming months amounting to between HK$80 and HK$100 million to be financed by internal reserves. We believe it would be a more advanced and cost effective means of dynamic colour display for wider mobile equipment applications which require less power consumption.

The drop in the Group's electronic consumer products was stabilised during the first six months of 2002 with similar turnover in the second half year of 2001. We project a moderate growth in the months towards the end of year mainly by the newly launched electrical tooth-brush products. Future prospect for this new product line is bright and huge contributions are expected to come in 2003 and thereafter.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
TURNOVER		356,319	347,638
Cost of sales		(244,983)	(243,764)
Gross profit		111,336	103,874
Other revenue		2,300	4,776
Distribution costs		(15,052)	(12,851)
Administrative expenses		(41,577)	(35,400)
PROFIT FROM OPERATIONS	2	57,007	60,399
Finance costs	3	(4,538)	(8,484)
PROFIT BEFORE TAXATION		52,469	51,915
TAXATION	4		
— Hong Kong		(5,000)	(1,500)
— Overseas		(1,596)	(1,279)
		(6,596)	(2,779)
PROFIT BEFORE MINORITY INTERESTS		45,873	49,136
Minority interests		—	—
PROFIT FOR THE PERIOD		45,873	49,136
INTERIM DIVIDEND		22,213	17,351
EARNINGS PER SHARE	5		
Basic		10.33 HK cents	11.33 HK cents
Diluted		10.27 HK cents	11.03 HK cents

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

The unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2001.

The interim results are unaudited, but have been reviewed by the Audit Committee. Regular meetings have been held by the Committee since its establishment and it meets at least twice each year.

2. **Profit from operations**

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Depreciation on fixed assets	35,841	36,137
Amortisation of deferred development expenditure	3,198	3,836
Staff costs, inclusive of directors' emoluments	44,936	45,124

3. **Finance costs**

	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	3,397	5,263
Finance leases and hire purchase contracts	1,141	3,221
	4,538	8,484

4. **Taxation**

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. **Earnings per share**

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Earnings for the purposes of basic and diluted earnings per share	45,873	49,136
	Number of shares	Number of shares
Number of ordinary shares (2001: Weighted average number of shares) for the purposes of basic earnings per share	444,259,000	433,585,000
Effect of dilutive share options	2,232,000	12,040,000
Number of ordinary shares (2001: Weighted average number of shares) for the purposes of diluted earnings per share	446,491,000	445,625,000

MANAGEMENT DISCUSSION AND ANALYSIS

Results

The Group's turnover for the six months ended 30 June 2002 amounted to HK$356 million (2001: HK$348 million). Profit for the period was HK$45.8 million (2001: HK$49.1 million).

Segmental Information

	Six months ended 30 June 2002 Turnover HK$'000	Contribution HK$'000	Six months ended 30 June 2001 Turnover HK$'000	Contribution HK$'000
By geographical segments:				
The People's Republic of China	89,093	12,968	94,882	4,720
Europe	36,599	5,638	55,236	9,800
Hong Kong	46,291	7,922	55,192	14,844
Japan	55,650	9,656	31,432	8,751
South Korea	75,706	13,163	73,996	20,796
Others *(Note 1)*	52,980	7,477	36,900	777
	356,319	56,824	347,638	59,688
Interest income from bank deposits		495		1,134
Unallocated corporate expenses		(312)		(423)
Profit from operations		57,007		60,399
By business segments:				
Liquid crystal display products	306,973	53,373	274,542	56,473
Electronic consumer products	49,346	3,451	73,096	3,215
	356,319	56,824	347,638	59,688
Interest income from bank deposits		495		1,134
Unallocated corporate expenses		(312)		(423)
Profit from operations		57,007		60,399

Note:

1. *This category includes sales to countries in North and South Americas,* Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

Business Review and Outlook

LCD sales for the period were HK$307 million, which comprised 86% of the Group's turnover. The sustainable growth was a result of our *dedicated marketing effort which covered orders from every penetrable* electronic segment. Extensive geographical coverage for customer base was a proven success in this business. The Group expects to enlarge the sales portfolio to sell to more multinational corporations which in the past placed their purchase orders to elsewhere. Under the existing production capacity, we are confident of achieving an annual double-digit growth in LCD turnover over the next three to five years.

The Group's other electronic product business was quite stable during the period with product range from simple electronic calculators to multi-purpose MP3 players and component supply to customers from rubber key-pads to sophisticated multi-layer printed circuit boards ("PCB"). The manufacturing and sales of the Group's patented electrical tooth-brush products will be the major driving force for a *huge growth in this division. This new business is expected to play a* very important role in enhancing the Group's future profitability.

Liquidity and Financial Resources

There were no material changes in the assets and liabilities of the Group as at 30 June 2002 compared to the last financial year end at 31 December 2001. The current ratio was maintained at a comfortable level of around 1.44 while the gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 15%.

The total bank and other borrowings, net of cash and bank balances of HK$100 *million were about HK$128 million. Among the total gross* borrowings of HK$228 million, HK$211 million were repayable within a year with the remaining balances repayable within a period of two to three years. At 30 June 2002, the Group had pledged certain of its leasehold properties and related assets with an aggregate carrying value of approximately HK$8 million to secure banking facilities granted to the Company's subsidiaries.

Capital expenditure of HK$400 million for the next three years in respect of acquisition of property, plant and equipment was authorised but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

There was no material change to the capital structure of the Group during the six months ended 30 June 2002.

The state of the Group's current order books is very satisfactory.

Except for investments in subsidiaries, neither the Group nor the Company had held any material investments during the six months ended 30 June 2002.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are around 2,800 workers and employees currently employed in the Group's Shan Wei factory and less than 60 staff in our Hong Kong office.

Other than trade bills discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged.

OTHER INFORMATION

Interim Dividend

The Directors have resolved to pay an interim dividend of 5 HK cents per share (2001: 4 HK cents) to shareholders whose names appear on the Register of Members on 18 October 2002. It is expected that the interim dividend payments will be made to shareholders on 22 October 2002.

Closure of Register of Members

The Register of Members will be closed from 11 October 2002 to 18 October 2002, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on 10 October 2002.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

Code of Best Practice

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period *under review in compliance with the Code of Best Practice set out in* Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Exchange").

Interim Report

The 2002 Interim Report containing all the information required under paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Exchange will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 23 August 2002

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)

二零零二年中期業績公佈

主席報告書

本人謹此向各位股東報告，本集團截至二零零二年六月三十日止六個月的營業額保持平穩增長。期內綜合營業額較去年同期的348,000,000港元微升2%至356,000,000港元。除稅前溢利則增加1%，達52,500,000港元（二零零一年：51,900,000港元）。然而，由於所得稅支出增加，以致股東應佔溢利下跌7%。

液晶體顯示器產品佔本集團業務86%。與去年同期業績相符下，本集團液晶體顯示器的營業額再創新高，錄得307,000,000港元，上半年達18%的增長。各主要亞洲市場如南韓和日本，液晶體顯示器的表現在期內已見復甦。由於多家著名的歐洲廠商將生產廠房遷至中國內地，直接來自歐洲的訂單因而減少。儘管全球經濟面對通縮壓力，但我們喜見本公司仍能憑藉有效地控制廠房支出及提升良品率，成功提高毛利率。

按最新資料分析，本人有信心本年度的業績無論單以液晶體顯示器或本集團業務整體而言，將在信利史上刷新紀錄。在可見將來，液晶體顯示器繼續會是本集團的核心業務和發展重點。本集團於未來數月亦將訂立一項新合約，研發並試運全新的彩色液晶體顯示器生產線，總值80,000,000港元至100,000,000港元，資金將由內部儲備撥付。本集團相信，上述方法將可生產更先進、更省電的動態彩色液晶體顯示器，以便更廣泛地應用於移動設備方面。

本集團電子消費產品於二零零二年首六個月內的跌勢已見喘定，營業額與於二零零一年下半年錄得的相若。我們預測，隨著全新的電動牙刷產品推出市場後，本業務於未來數月可望穩步上揚。這款新產品的前景理想，預期將於二零零三年及以後帶來可觀貢獻。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零二年 （未經審核） 千港元	二零零一年 （未經審核） 千港元
營業額		356,319	347,638
銷售成本		(244,983)	(243,764)
毛利		111,336	103,874
其他收入		2,300	4,776
分銷成本		(15,052)	(12,851)
行政費用		(41,577)	(35,400)
經營溢利	2	57,007	60,399
財務費用	3	(4,538)	(8,484)
除稅前溢利		52,469	51,915
稅項	4		
一 香港		(5,000)	(1,500)
一 海外		(1,596)	(1,279)
		(6,596)	(2,779)
未計少數股東權益前溢利		45,873	49,136
少數股東權益		—	—
期內溢利		45,873	49,136
中期股息		22,213	17,351

管理層討論與分析

業績

本集團於截至二零零二年六月三十日止六個月的營業額達356,000,000港元（二零零一年：348,000,000港元）。期內溢利為45,800,000港元（二零零一年：49,100,000港元）。

分類資料

	截至二零零二年六月三十日止六個月 營業額 千港元	貢獻 千港元	截至二零零一年六月三十日止六個月 營業額 千港元	貢獻 千港元
按地區分類：				
中華人民共和國	89,093	12,968	94,882	4,720
歐洲	36,599	5,638	55,236	9,800
香港	46,291	7,922	55,192	14,844
日本	55,650	9,656	31,432	8,751
南韓	75,706	13,163	73,996	20,796
其他（附註1）	52,980	7,477	36,900	777
	356,319	56,824	347,638	59,688
銀行存款利息		495		1,134
未分配之公司費用		(312)		(423)
經營溢利		57,007		60,399
按業務分類：				
液晶體顯示器產品	306,973	53,373	274,542	56,473
電子消費產品	49,346	3,451	73,096	3,215
	356,319	56,824	347,638	59,688
銀行存款利息		495		1,134
未分配之公司費用		(312)		(423)
經營溢利		57,007		60,399

附註：

1. 此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

業務回顧與展望

液晶體顯示器在期內錄得銷售額307,000,000港元，佔本集團營業額86%。持續增長全賴本集團致力進行市場推廣，收到的訂單來自電子業各個環節，成功將業務擴展至不同地區。本集團期望可擴大客源，將產品售予過往向其他公司購貨的跨國公司。按照現時的生產能力，我們有信心於未來三至五年內，液晶體顯示器的年度營業額可達到雙位數字增長。

本集團的其他電子產品業務在同期表現平穩，產品種類繁多，從功能簡單的計算機至多功能MP3機，而供應給客戶的部件則從塑膠鍵盤以至精密的多層印刷電路板（「PCB」）。本集團現生產和銷售的專利電動牙刷產品將會是本業務未來強勁增長的主要動力。預期這項全新業務在提高本集團將來盈利能力上會擔當重要角色。

每股盈利	5		
基本		10.33港仙	11.33港仙
攤薄		10.27港仙	11.03港仙

簡明綜合財務報表附註

1. **會計政策**

未經審核簡明綜合中期財務報表乃根據香港會計實務準則(「香港會計實務準則」)第25號「中期財務報告」而編製。編製中期財務報表所採用的會計政策及編製基準與編製截至二零零一年十二月三十一日止年度的年度財務報表所採用者一致。

中期業績乃未經審核，惟已經由審核委員會審閱。審核委員會自成立以來一直定期舉行會議，每年最少舉行兩次。

2. **經營溢利**

本集團的經營溢利已扣除：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	千港元
固定資產折舊	35,841	36,137
遞延發展支出之攤銷	3,198	3,836
員工成本，包括董事酬金	44,936	45,124

3. **財務費用**

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	千港元
利息：		
須於五年內全部償還之銀行借貸	3,397	5,263
融資租約及租購合約	1,141	3,221
	4,538	8,484

4. **稅項**

香港利得稅乃根據期內之估計應課稅溢利按16%(二零零一年：16%)之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

5. **每股盈利**

每股基本盈利及每股攤薄盈利按下列數據計算：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	45,873	49,136
	股份數目	股份數目
用作計算每股基本盈利之普通股數目(二零零一年：加權平均股數)	444,259,000	433,585,000
購股權之攤薄效應	2,232,000	12,040,000
用作計算每股攤薄盈利之普通股數目(二零零一年：加權平均股數)	446,491,000	445,625,000

與上一個財政年度年結日二零零一年十二月三十一日相比，本集團於二零零二年六月三十日的資產及負債並無重大轉變。流動比率維持於約1.44的令人安心的水平，而以銀行及其他借貸(經扣除現金及銀行結存)計算的資本負債比率則約為15%。

銀行及其他借貸總額(經扣除現金及銀行結存100,000,000港元)約為128,000,000港元。借貸總額228,000,000港元中，有211,000,000港元須於一年內償還，餘額則須於二至三年內償還。於二零零二年六月三十日，本集團將其賬面價值合共約8,000,000港元的若干租賃物業及有關資產抵押，作為本公司附屬公司獲授的銀行信貸額的抵押。

於未來三年作收購物業、廠房及設備之用的資本支出400,000,000港元已獲授權但尚未訂約，預期資金來源主要會來自內部儲備。

一般事項

截至二零零二年六月三十日止六個月內，本集團的資本結構並無重大變動。

本集團現有的訂單狀況令人非常滿意。

除在附屬公司的投資外，本集團或本公司於截至二零零二年六月三十日止六個月內概無持有任何重大投資。

本財政期間，並無收購與出售任何附屬公司及聯營公司的重大事宜。

本集團在汕尾的工場現時約有2,800名工人及僱員，而於香港辦公室的員工則少於60名。

除於一般業務運作過程中向銀行貼現的商業票據外，本集團概無任何重大或然負債，而所承擔的匯率波動風險尚屬輕微，並已作出適當對沖。

其他資料

中期股息

董事議決派付每股5港仙(二零零一年：4港仙)之中期股息予二零零二年十月十八日名列股東名冊之股東，並預期將於二零零二年十月二十二日向各股東支付中期股息。

暫停辦理股份過戶登記

本公司將於二零零二年十月十一日至二零零二年十月十八日(包括首尾兩天在內)暫停辦理股份過戶登記手續，期間不會處理股份轉讓事宜。為符合獲派中期股息之資格，所有過戶文件及有關股票最遲須於二零零二年十月十日下午四時正之前，送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓。

購買、出售或贖回證券

本公司或其附屬公司於期內概無購買、出售或贖回本公司之上市證券。

最佳應用守則

本公司各董事概無知悉任何資料可合理顯示本公司於回顧期間不符合香港聯合交易所有限公司(「聯交所」)證券上市規則附錄14所載之最佳應用守則。

中期報告

載有聯交所證券上市規則附錄16第46(1)至46(6)段規定之一切資料之二零零二年中期報告，會於適當時間在聯交所和本公司之網站上發佈。

承董事會命
主席
林偉華

香港，二零零二年八月二十三日


TRULY
TRULY INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
2002
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Contents

Chairman's Statement

I report to our shareholders that the Group has maintained a steady growth in turnover for the six months ended 30 June 2002. Consolidated turnover for the period amounting to HK$356 million was up by 2% compared to the last corresponding period (HK$348 million). Profit before taxation was up by 1% to reach HK$52.5 million (2001: HK$51.9 million). Profit attributable to shareholders was however down 7% due to higher profits tax charge.

Liquid Crystal Display ("LCD") products comprised 86% of the Group's business. Consistent with the same period last year, the Group's LCD again reported a record high turnover of HK$307 million with a continuous growth of 18% for the first half year. LCD performance for the major Asian market such as South Korea and Japan was recovered during the period. Due to the relocations of a number of reputable European manufacturers' factories to the Mainland China, orders directly from Europe were reduced. Despite the deflationary pressure over the global economy, we are happy to increase our gross profit margin by effective control on factory overheads and enhanced production yield.

Based on the up-to-date information, I am confident that the results for this year would be a new record in Truly's history not only for the LCD business but as a whole. In the foreseeable future, LCD will again be the group's core business and development arm. We are about to contract a new colour display pilot run production line on an R&D basis in the coming months amounting to between HK$80 and HK$100 million to be financed by internal reserves. We believe it would be a more advanced and cost effective means of dynamic colour display for wider mobile equipment applications which require less power consumption.

The drop in the Group's electronic consumer products was stabilised during the first six months of 2002 with similar turnover in the second half year of 2001. We project a moderate growth in the months towards end of the year mainly by the newly launched electrical tooth-brush products. Future prospect for this new product line is bright and huge contributions are expected to come in 2003 and thereafter.

Condensed Consolidated Income Statement

	Notes	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
TURNOVER		356,319	347,638
Cost of sales		(244,983)	(243,764)
Gross profit		111,336	103,874
Other revenue		2,300	4,776
Distribution costs		(15,052)	(12,851)
Administrative expenses		(41,577)	(35,400)
PROFIT FROM OPERATIONS	2	57,007	60,399
Finance costs	3	(4,538)	(8,484)
PROFIT BEFORE TAXATION		52,469	51,915
TAXATION	4		
— Hong Kong		(5,000)	(1,500)
— Overseas		(1,596)	(1,279)
		(6,596)	(2,779)
PROFIT BEFORE MINORITY INTERESTS		45,873	49,136
Minority interests		—	—
PROFIT FOR THE PERIOD		45,873	49,136
INTERIM DIVIDEND		22,213	17,351
EARNINGS PER SHARE	5		
Basic		10.33 HK cents	11.33 HK cents
Diluted		10.27 HK cents	11.03 HK cents

Condensed Consolidated Balance Sheet

	Notes	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment		721,015	716,887
Deferred development expenditure		9,099	12,297
Intangible assets		520	451
Loans receivable		4,709	4,709
CURRENT ASSETS			
Inventories		170,752	163,356
Trade and other receivables	6	165,094	153,193
Loan receivable		2,390	2,390
Bank balances and cash		100,756	96,490
		438,992	415,429
CURRENT LIABILITIES			
Trade and other payables	7	69,912	62,522
Tax liabilities		24,639	20,219
Obligations under finance leases and hire purchase contracts — due within one year		36,915	42,217
Bank borrowings — due within one year		173,901	167,812
		305,367	292,770
NET CURRENT ASSETS		133,625	122,659
TOTAL ASSETS LESS CURRENT LIABILITIES		868,968	857,003

Condensed Consolidated Balance Sheet

	Notes	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
NON-CURRENT LIABILITIES			
Bank borrowings			
— due after one year		(480)	—
Obligations under finance leases and hire purchase contracts			
— due after one year		(17,084)	(33,792)
		(17,564)	(33,792)
MINORITY INTEREST		590	590
NET ASSETS		851,994	823,801
CAPITAL AND RESERVES			
Share capital		44,425	44,425
Reserves	8	807,569	779,376
		851,994	823,801

Condensed Consolidated Statement of Recognised Gains and Losses

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Exchange difference arising on translation of overseas operations not recognised in the income statement	90	(13)
Profit for the period	45,873	49,136
Total recognised gains	45,963	49,123

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash inflow from operating activities	84,651	88,166
Net cash outflow from returns on investments and servicing of finance	(21,813)	(33,368)
Taxes paid	(2,175)	(1,806)
Net cash outflow from investing activities	(40,089)	(65,901)
Net cash inflow/(outflow) before financing	20,574	(12,909)
Net cash inflow/(outflow) from financing	(28,317)	32,779
Increase/(Decrease) in cash and cash equivalents	(7,743)	19,870
Cash and cash equivalents at beginning of the period	(32,455)	(97,457)
Effect of foreign exchange rate changes	(867)	(13)
Cash and cash equivalents at end of the period	(41,065)	(77,600)
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	100,756	59,928
Bank overdrafts	(4,047)	(13,331)
Trust receipt loans	(105,324)	(98,670)
Short term bank loans	(32,450)	(25,527)
	(41,065)	(77,600)

1. ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2001.

The interim results are unaudited, but have been reviewed by the Audit Committee. Regular meetings have been held by the Committee since its establishment and it meets at least twice each year.

2. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Depreciation on fixed assets	**35,841**	36,137
Amortisation of deferred development expenditure	**3,198**	3,836
Staff costs, inclusive of directors' emoluments	**44,936**	45,124

3. FINANCE COSTS

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	**3,397**	5,263
Finance leases and hire purchase contracts	**1,141**	3,221
	4,538	8,484

4. TAXATION

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. EARNINGS PER SHARE

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share	45,873	49,136
	Number of shares	Number of shares
Number of ordinary shares (2001: Weighted average number of shares) for the purposes of basic earnings per share	444,259,000	433,585,000
Effect of dilutive share options	2,232,000	12,040,000
Number of ordinary shares (2001: Weighted average number of shares) for the purposes of diluted earnings per share	446,491,000	445,625,000

6. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Aged analysis of trade receivables:		
Within 60 days	113,186	74,736
60 to 90 days	11,032	13,535
More than 90 days	5,664	15,172
	129,882	103,443
Deposits and prepayments	35,212	49,750
	165,094	153,193

7. TRADE AND OTHER PAYABLES

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Aged analysis of trade payables:		
Within 60 days	28,216	26,765
60 to 90 days	9,103	9,035
More than 90 days	7,672	4,722
	44,991	40,522
Other payables and accrued charges	24,921	22,000
	69,912	62,522

8. RESERVES

	Share premium HK$'000	Special reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Exchange reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2002	250,288	990	82	996	1,282	525,738	779,376
Exchange difference on translation of overseas operations	—	—	—	—	90	—	90
Profit for the period	—	—	—	—	—	45,873	45,873
Dividend paid	—	—	—	—	—	(17,770)	(17,770)
At 30 June 2002	**250,288**	**990**	**82**	**996**	**1,372**	**553,841**	**807,569**

RESULTS

The Group's turnover for the six months ended 30 June 2002 amounted to HK$356 million (2001: HK$348 million). Profit for the period was HK$45.8 million (2001: HK$49.1 million).

SEGMENTAL INFORMATION

	Six months ended 30 June 2002		Six months ended 30 June 2001	
	Turnover HK$'000	Contribution HK$'000	Turnover HK$'000	Contribution HK$'000
By geographical segments:				
The People's Republic of China	89,093	12,968	94,882	4,720
Europe	36,599	5,638	55,236	9,800
Hong Kong	46,291	7,922	55,192	14,844
Japan	55,650	9,656	31,432	8,751
South Korea	75,706	13,163	73,996	20,796
Others *(Note)*	52,980	7,477	36,900	777
	356,319	56,824	347,638	59,688
Interest income from bank deposits		495		1,134
Unallocated corporate expenses		(312)		(423)
Profit from operations		57,007		60,399
By business segments:				
Liquid crystal display products	306,973	53,373	274,542	56,473
Electronic consumer products	49,346	3,451	73,096	3,215
	356,319	56,824	347,638	59,688
Interest income from bank deposits		495		1,134
Unallocated corporate expenses		(312)		(423)
Profit from operations		57,007		60,399

Note: This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

BUSINESS REVIEW AND OUTLOOK

LCD sales for the period were HK$307 million, which comprised 86% of the Group's turnover. The sustainable growth was a result of our dedicated marketing effort which covered orders from every penetrable electronic segment. Extensive geographical coverage for customer base was a proven success in this business. The Group expects to enlarge the sales portfolio to sell to more multinational corporations which in the past placed their purchase orders to elsewhere. Under the existing production capacity, we are confident of achieving an annual double-digit growth in LCD turnover over the next three to five years.

The Group's other electronic product business was quite stable during the period with product range from simple electronic calculators to multi-purpose MP3 players and component supply to customers from rubber key-pads to sophisticated multi-layer printed circuit boards ("PCB"). The manufacturing and sales of the Group's patented electrical tooth-brush products will be the major driving force for a huge growth in this division. This new business is expected to play a very important role in enhancing the Group's future profitability.

LIQUIDITY AND FINANCIAL RESOURCES

There were no material changes in the assets and liabilities of the Group as at 30 June 2002 compared to the last financial year end at 31 December 2001. The current ratio was maintained at a comfortable level of around 1.44 while the gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 15%.

The total bank and other borrowings, net of cash and bank balances of HK$100 million were about HK$128 million. Among the total gross borrowings of HK$228 million, HK$211 million were repayable within a year with the remaining balances repayable within a period of two to three years. At 30 June 2002, the Group had pledged certain of its leasehold properties and related assets with an aggregate carrying value of approximately HK$8 million to secure banking facilities granted to the Company's subsidiaries.

Capital expenditure of HK$400 million for the next three years in respect of acquisition of property, plant and equipment was authorised but not contracted for. Their expected sources of funding will be principally from internal reserves.

GENERAL

There was no material change to the capital structure of the Group during the six months ended 30 June 2002.

The state of the Group's current order books is very satisfactory.

Except for investments in subsidiaries, neither the Group nor the Company had held any material investments during the six months ended 30 June 2002.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are around 2,800 workers and employees currently employed in the Group's Shan Wei factory and less than 60 staff in our Hong Kong office.

Other than trade bills discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged.

Other Information

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 5 HK cents per share (2001: 4 HK cents) to shareholders whose names appear on the Register of Members on 18 October 2002. It is expected that the interim dividend payments will be made to shareholders on 22 October 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 11 October 2002 to 18 October 2002, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on 10 October 2002.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2002, details of the interests of the Directors and their associates in the shares of the Company according to the register kept under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name of Director	Personal Interest No. of shares
Lam Wai Wah, Steven	206,988,000
Wong Pong Chun, James	4,262,000
Cheung Tat Sang, James	646,000
Ip Cho Ting, Spencer	Nil
Heung Kai Sing	Nil
Chung Kam Kwong	Nil

Save as disclosed herein, none of the Directors, chief executives or their associates had any interest in the share capital of the Company or any of its associated corporations as at 30 June 2002 as recorded in such register or as otherwise notified to the Company as aforesaid.

DIRECTORS' RIGHTS TO ACQUIRE SHARES AND DEBENTURES

On 16 July 2001, the Company granted share options to certain directors and employees of the Company and its subsidiaries. Each share option entitles the holder to subscribe in cash for shares in the Company of HK$0.1 each at an option price of HK$2.196. The options are exercisable between 17 July 2001 to 22 May 2011 (both dates inclusive).

A summary of the details of options as at 30 June 2002 is as follows:

Name	Capacity	Balance at 1 January 2002 and 30 June 2002
Lam Wai Wah, Steven	Director	6,900,000
Wong Pong Chun, James	Director	6,900,000
Cheung Tat Sang, James	Director	6,900,000
Others	Employee	7,300,000

Save as disclosed above, none of the Directors and chief executive, or their spouse or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

SUBSTANTIAL SHAREHOLDERS

Other than Mr. Lam Wai Wah, Steven (whose interest is set out above), as at 30 June 2002 no person had any interest in 10% or more of the issued share capital of the Company according to the register kept under Section 16(1) of the SDI Ordinance.

PURCHASE, SALE OR REDEMPTION OF SECURITY

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 23 August 2002


TRULY
信利國際有限公司
(於開曼群島註冊成立之有限公司)
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目錄

頁次

主席報告書

本人謹此向各位股東報告，本集團截至二零零二年六月三十日止六個月的營業額保持平穩增長。期內綜合營業額較去年同期的348,000,000港元微升2%至356,000,000港元。除稅前溢利則增加1%，達52,500,000港元（二零零一年：51,900,000港元）。然而，由於所得稅支出增加，以致股東應佔溢利下跌7%。

液晶體顯示器產品佔本集團業務86%。與去年同期業績相符下，本集團液晶體顯示器的營業額再創新高，錄得307,000,000港元，上半年達18%的增長。各主要亞洲市場如南韓和日本，液晶體顯示器的表現在期內已見復甦。由於多家著名的歐洲廠商將生產廠房遷至中國內地，直接來自歐洲的訂單因而減少。儘管全球經濟面對通縮壓力，但我們喜見本公司仍能憑藉有效地控制廠房支出及提升良品率，成功提高毛利率。

按最新資料分析，本人有信心本年度的業績無論單以液晶體顯示器或本集團業務整體而言，將在信利史上刷新紀錄。在可見將來，液晶體顯示器繼續會是本集團的核心業務和發展重點。本集團於未來數月亦將訂立一項新合約，研發並試運全新的彩色液晶體顯示器生產線，總值80,000,000港元至100,000,000港元，資金將由內部儲備撥付。本集團相信，上述方法將可生產更先進、更省電的動態彩色液晶體顯示器，以便更廣泛地應用於移動設備方面。

本集團電子消費產品於二零零二年首六個月內的跌勢已見喘定，營業額與於二零零一年下半年錄得的相若。我們預測，隨著全新的電動牙刷產品推出市場後，本業務於未來數月可望穩步上揚。這款新產品的前景理想，預期將於二零零三年及以後帶來可觀貢獻。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零二年 （未經審核） 千港元	 二零零一年 （未經審核） 千港元
營業額		356,319	347,638
銷售成本		(244,983)	(243,764)
毛利		111,336	103,874
其他收入		2,300	4,776
分銷成本		(15,052)	(12,851)
行政費用		(41,577)	(35,400)
經營溢利	二	57,007	60,399
財務費用	三	(4,538)	(8,484)
除稅前溢利		52,469	51,915
稅項	四		
— 香港		(5,000)	(1,500)
— 海外		(1,596)	(1,279)
		(6,596)	(2,779)
未計少數股東權益前溢利		45,873	49,136
少數股東權益		—	—
期內溢利		45,873	49,136
中期股息		22,213	17,351
每股盈利	五		
基本		10.33港仙	11.33港仙
攤薄		10.27港仙	11.03港仙

簡明綜合資產負債表

	附註	二零零二年 六月三十日 （未經審核） 千港元	二零零一年 十二月三十一日 （經審核） 千港元
資產			
非流動資產			
物業、廠房及設備		721,015	716,887
遞延發展支出		9,099	12,297
無形資產		520	451
應收貸款		4,709	4,709
流動資產			
存貨		170,752	163,356
應收賬項及其他應收款項	六	165,094	153,193
應收貸款		2,390	2,390
銀行結存及現金		100,756	96,490
		438,992	415,429
流動負債			
應付賬項及其他應付款項	七	69,912	62,522
稅項負債		24,639	20,219
融資租約及租購合約債務			
— 於一年內到期		36,915	42,217
銀行借貸			
— 於一年內到期		173,901	167,812
		305,367	292,770
流動資產淨額		133,625	122,659
資產總額減去流動負債		868,968	857,003

簡明綜合資產負債表

	附註	二零零二年 六月三十日 (未經審核) 千港元	二零零一年 十二月三十一日 (經審核) 千港元
非流動負債			
銀行借貸			
— 於一年後到期		(480)	—
融資租約及租購合約債務			
— 於一年後到期		(17,084)	(33,792)
		(17,564)	(33,792)
少數股東權益		590	590
資產淨值		851,994	823,801
資本及儲備			
股本		44,425	44,425
儲備	八	807,569	779,376
		851,994	823,801

簡明綜合已確認收益及虧損表

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
海外經營業務所產生而未於收益表內確認之滙兌差額	90	(13)
期內溢利	45,873	49,136
已確認收益總額	45,963	49,123

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
來自經營業務之淨額現金流入量	84,651	88,166
來自投資回報及償還融資之淨額現金流出量	(21,813)	(33,368)
已繳稅項	(2,175)	(1,806)
來自投資業務之淨額現金流出量	(40,089)	(65,901)
未計融資之淨額現金流入／(流出)量	20,574	(12,909)
來自融資之淨額現金流入／(流出)量	(28,317)	32,779
現金及現金等值項目增加／(減少)	(7,743)	19,870
期初之現金及現金等值項目	(32,455)	(97,457)
滙率變動之影響	(867)	(13)
期終之現金及現金等值項目	(41,065)	(77,600)
現金及現金等值項目結存之分析		
銀行結存及現金	100,756	59,928
銀行透支	(4,047)	(13,331)
信託收據貸款	(105,324)	(98,670)
短期銀行貸款	(32,450)	(25,527)
	(41,065)	(77,600)

簡明綜合財務報表附註

一、 會計政策

未經審核簡明綜合中期財務報表乃根據香港會計實務準則(「香港會計實務準則」)第25號「中期財務報告」而編製。編製中期財務報表所採用的會計政策及編製基準與編製截至二零零一年十二月三十一日止年度的年度財務報表所採用者一致。

中期業績乃未經審核，惟已經由審核委員會審閱。審核委員會自成立以來一直定期舉行會議，每年最少舉行兩次。

二、 經營溢利

本集團的經營溢利已扣除：

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
固定資產折舊	35,841	36,137
遞延發展支出之攤銷	3,198	3,836
員工成本，包括董事酬金	44,936	45,124

三、 財務費用

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
利息：		
須於五年內全部償還之		
銀行借貸	3,397	5,263
融資租約及租購合約	1,141	3,221
	4,538	8,484

簡明綜合財務報表附註

四、 稅項

香港利得稅乃根據期內之估計應課稅溢利按16%(二零零一年：16%)之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

五、 每股盈利

每股基本盈利及每股攤薄盈利按下列數據計算：

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	45,873	49,136
	股份數目	股份數目
用作計算每股基本盈利之普通股數目(二零零一年：加權平均股數)	444,259,000	433,585,000
購股權之攤薄效應	2,232,000	12,040,000
用作計算每股攤薄盈利之普通股數目(二零零一年：加權平均股數)	446,491,000	445,625,000

簡明綜合財務報表附註

六、 應收賬項及其他應收款項

本集團之政策為給予其貿易客戶平均30至90天不等的信貸期。

	二零零二年 六月三十日 (未經審核) 千港元	二零零一年 十二月三十一日 (經審核) 千港元
應收賬項之賬齡分析：		
60天以內	113,186	74,736
60至90天	11,032	13,535
90天以上	5,664	15,172
	129,882	103,443
按金及預付款	35,212	49,750
	165,094	153,193

七、 應付賬項及其他應付款項

	二零零二年 六月三十日 (未經審核) 千港元	二零零一年 十二月三十一日 (經審核) 千港元
應付賬項之賬齡分析：		
60天以內	28,216	26,765
60至90天	9,103	9,035
90天以上	7,672	4,722
	44,991	40,522
其他應付款項及應計費用	24,921	22,000
	69,912	62,522

簡明綜合財務報表附註

八、 儲備

	股份溢價	特別儲備	資本 贖回儲備	資本儲備	滙兑儲備	保留溢利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日	250,288	990	82	996	1,282	525,738	779,376
折算海外經營業務之滙兑差額	—	—	—	—	90	—	90
期內溢利	—	—	—	—	—	45,873	45,873
已付股息	—	—	—	—	—	(17,770)	(17,770)
於二零零二年六月三十日	250,288	990	82	996	1,372	553,841	807,569

管理層討論與分析

業績

本集團於截至二零零二年六月三十日止六個月的營業額達356,000,000港元(二零零一年：348,000,000港元)。期內溢利為45,800,000港元(二零零一年：49,100,000港元)。

分類資料

	截至二零零二年六月三十日止六個月		截至二零零一年六月三十日止六個月	
	營業額	貢獻	營業額	貢獻
	千港元	千港元	千港元	千港元
按地區分類：				
中華人民共和國	89,093	12,968	94,882	4,720
歐洲	36,599	5,638	55,236	9,800
香港	46,291	7,922	55,192	14,844
日本	55,650	9,656	31,432	8,751
南韓	75,706	13,163	73,996	20,796
其他(附註)	52,980	7,477	36,900	777
	356,319	56,824	347,638	59,688
銀行存款利息		495		1,134
未分配之公司費用		(312)		(423)
經營溢利		57,007		60,399
按業務分類：				
液晶體顯示器產品	306,973	53,373	274,542	56,473
電子消費產品	49,346	3,451	73,096	3,215
	356,319	56,824	347,638	59,688
銀行存款利息		495		1,134
未分配之公司費用		(312)		(423)
經營溢利		57,007		60,399

*附註：*此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

管理層討論與分析

業務回顧與展望

液晶體顯示器在期內錄得銷售額307,000,000港元，佔本集團營業額86%。持續增長全賴本集團致力進行市場推廣，收到的訂單來自電子業各個環節，成功將業務擴展至不同地區。本集團期望可擴大客源，將產品售予過往向其他公司購貨的跨國公司。按照現時的生產能力，我們有信心於未來三至五年內，液晶體顯示器的年度營業額可達到雙位數字增長。

本集團的其他電子產品業務在同期表現平穩，產品種類繁多，從功能簡單的計算機至多功能 MP3 機，而供應給客戶的部件則從塑膠鍵盤以至精密的多層印刷電路板(「PCB」)。本集團現生產和銷售的專利電動牙刷產品將會是本業務未來強勁增長的主要動力。預期這項全新業務在提高本集團將來盈利能力上會擔當重要角色。

流動資金及財政資源

與上一個財政年度年結日二零零一年十二月三十一日相比，本集團於二零零二年六月三十日的資產及負債並無重大轉變。流動比率維持於約1.44的令人安心的水平，而以銀行及其他借貸(經扣除現金及銀行結存)計算的資本負債比率則約為15%。

銀行及其他借貸總額(經扣除現金及銀行結存100,000,000港元)約為128,000,000港元。借貸總額228,000,000港元中，有211,000,000港元須於一年內償還，餘額則須於二至三年內償還。於二零零二年六月三十日，本集團將其賬面價值合共約8,000,000港元的若干租賃物業及有關資產抵押，作為本公司附屬公司獲授的銀行信貸額的抵押。

於未來三年作收購物業、廠房及設備之用的資本支出400,000,000港元已獲授權但尚未訂約，預期資金來源主要會來自內部儲備。

管理層討論與分析

一般事項

截至二零零二年六月三十日止六個月內，本集團的資本結構並無重大變動。

本集團現有的訂單狀況令人非常滿意。

除在附屬公司的投資外，本集團或本公司於截至二零零二年六月三十日止六個月內概無持有任何重大投資。

本財政期間，並無收購與出售任何附屬公司及聯營公司的重大事宜。

本集團在汕尾的工場現時約有2,800名工人及僱員，而於香港辦公室的員工則少於60名。

除於一般業務運作過程中向銀行貼現的商業票據外，本集團概無任何重大或然負債，而所承擔的匯率波動風險尚屬輕微，並已作出適當對沖。

其他資料

中期股息

董事議決派付每股5港仙(二零零一年：4港仙)之中期股息予二零零二年十月十八日名列股東名冊之股東，並預期將於二零零二年十月二十二日向各股東支付中期股息。

暫停辦理股份過戶登記

本公司將於二零零二年十月十一日至二零零二年十月十八日(包括首尾兩天在內)暫停辦理股份過戶登記手續，期間不會處理股份轉讓事宜。為符合獲派中期股息之資格，所有過戶文件及有關股票最遲須於二零零二年十月十日下午四時正之前，送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓。

董事之股份權益

根據本公司遵照香港證券(披露權益)條例(「披露權益條例」)第29條所保存之登記名冊所載，或根據「上市公司董事進行證券交易之標準守則」而知會本公司者，於二零零二年六月三十日，董事及彼等的聯繫人擁有之本公司股份之權益詳情如下：

董事姓名	個人權益 股數
林偉華	206,988,000
黃邦俊	4,262,000
張達生	646,000
葉祖亭	無
香敢誠	無
鍾錦光	無

除上文所述該等登記名冊所記載或以其他方式知會本公司而已披露者外，於二零零二年六月三十日，各董事、主要行政人員或彼等各自的聯繫人，概無擁有本公司或其任何相聯法團之任何股本權益。

董事購買股份及債券之權利

於二零零一年七月十六日，本公司向其本身及其附屬公司之若干董事和僱員授出購股權。每份購股權授予持有人權利，按現金認購價2.196港元認購本公司每股面值0.1港元之股份。該等購股權可於二零零一年七月十七日至二零一一年五月二十二日(首尾兩日包括在內)期間行使。

其他資料

購股權於二零零二年六月三十日之詳情茲概述如下：

姓名	職銜	於二零零二年一月一日及二零零二年六月三十日之結餘
林偉華	董事	6,900,000
黃邦俊	董事	6,900,000
張達生	董事	6,900,000
其他人士	僱員	7,300,000

除上文所披露者外，各董事及主要行政人員或彼等各自之配偶或18歲以下之子女，並無權利認購本公司之證券，及並無於期內行使上述權利。

主要股東

除林偉華先生外(其權益見上文所述)，於二零零二年六月三十日，根據本公司遵守披露權益條例第16(1)條所保存之登記名冊所載，並無其他人士擁有10%或以上之本公司已發行股本之權益。

購買、出售或贖回證券

本公司或其附屬公司於期內概無購買、出售或贖回本公司之上市證券。

最佳應用守則

本公司各董事概無知悉任何資料可合理顯示本公司於回顧期間，不符合香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事會命
主席
林偉華

香港，二零零二年八月二十三日